Asia Pacific Wire & Cable Corporation Limited
Reports Third Quarter 2023 Financial Results

TAIPEI, Taiwan, January 2, 2024 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the nine months ended September 30, 2023. Unless otherwise indicated, all data are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

First Nine Months 2023 Financial Results (Ended September 30, 2023), and 2022 comparative results

	First 9 Months 2023	First 9 Months 2022	CHANGE
Revenues	$294.2 million	$310.7 million	(5.3)%
Operating Profit	$0.1 million	$3.8 million	(97.1)%
Net Income	$1.1 million	$0.6 million	93.8%
EPS[1]	$0.05	$0.03	66.7%

Revenues for the nine months ended September 30, 2023 were $294.2 million, a decrease of 5.3% from $310.7 million for the nine months ended September 30, 2022.  The decrease was primarily attributable to revenue decreases across the Company’s Thailand and North Asia regions. Net revenue in the Company’s Thailand region decreased by 13.7%, the decrease was due to the slowdown in global economy and the decrease in government spending on infrastructure. Revenues in the Company's North Asia region decreased by 25.0%, which was mainly the result of the ongoing Sino-American trade war. Revenues in the Company's Rest of World (“ROW”) region increased by 13.2%, which was due to strong demand in the construction sector in Australia and the completion of public sector projects in Singapore. The Company's North Asia region includes China, Hong Kong and Taiwan; the Thailand region consists of operations and sales within Thailand; the ROW region includes
1 The calculation of the earnings per share is based on 20,616,227 and 19,819,561 basic and diluted weighted average common shares issued and outstanding for the nine months ended September 30, 2023 and 2022, respectively.

Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.
Operating profit for the nine months ended September 30, 2023 was $0.1 million, a decrease of 97.1% from operating profit of $3.8 million for the nine months ended September 30, 2022.  Operating profit margin decreased from a profit of 1.23% in 2022 to a profit of 0.04% in 2023.  In the Thailand region, the operating profit margin decreased from 2.51% in 2022 to (3.78)% in 2023. The operating profit fell following a decline in higher-margin Thai government projects and the fluctuation of copper prices. In the North Asia region, the operating profit margin increased from 0.69% in 2022 to 3.21% in 2023, resulting from the reversal of the provision for employee benefits and pensions expenses. The ROW region’s operating profit margin increased from 1.22% in 2022 to 3.21% in 2023 due to the increase in sales volumes and gross profit in Australia.
Selling, general and administrative expenses for the nine months ended September 30, 2023 were $17.9 million, compared to $18.6 million reported for the nine months ended September 30, 2022.  Net profit attributable to APWC shareholders was $1.1 million for the nine months ended September 30, 2023, compared to a net profit of $0.6 million for the nine months ended September 30, 2022. The weighted average number of shares issued and outstanding was 20.62 million and 19.82 million for the nine months ended September 30, 2023 and 2022, respectively.
Financial Condition
APWC reported $38.5 million in cash and cash equivalents as of September 30, 2023, compared to cash and cash equivalents of $54.0 million as of December 31, 2022.
Current assets totaled $275.1 million as of September 30, 2023, compared to $299.5 million as of December 31, 2022.  Working capital was $147.8 million as of September 30, 2023. Short-term bank loans were $57.1 million at September 30, 2023, an increase of 25.3% from $45.6 million at December 31, 2022.  The Company had $2.8 million in long-term debt outstanding at September 30, 2023, compared to $12.2 million in long-term debt as of December 31, 2022. Shareholder's equity attributable to APWC was $145.1 million as of September 30, 2023, compared to $151.6 million as of December 31, 2022.

APWC reported cash used in operating activities of $14.0 million during the nine months ended September 30, 2023, compared to cash provided by operating activities in the amount of $5.7 million in the corresponding period in 2022. The cash outflow from operating activities was primarily attributable to the decrease in sales. The Company reported $3.6 million in cash outflows from investing activities during the nine months ended September 30, 2023, compared to $1.5 million in cash outflows in the same period of 2022. The increase in cash used in investing activities in the nine months of 2023 was primarily attributable to the increase in purchases of property, plant and equipment and short-term bank deposits in 2023. APWC reported $5.1 million in cash inflows from financing activities during the first nine months of 2023, compared to $6.5 million in cash inflows from financing activities in the same period of 2022. The decrease was due to the Company's capital increase in 2022.
We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited

Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Pacific Holdings Group Attn: Paul Weber 2901 Dallas Parkway, Suite 360 Plano, TX 75093 Phone: (469) 797-7191 Email: pweber@pusa.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Non-Audited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended September 30,
	2023	2022
	US$'000	US$'000
Revenue	294,210	310,734
Cost of sales	(276,619)	(289,267)
Gross profit	17,591	21,467

Other operating income	390	944
Selling, general and administrative expenses	(17,854)	(18,589)
Other operating expenses	(17)	(4)
Operating profit	110	3,818

Finance costs	(1,814)	(1,124)
Finance income	137	82
Share of loss of associates	(1)	(1)
Exchange loss	(852)	(1,309)
Other income	976	1,691
Other expense	—	(3)
(Loss)/Profit before tax	(1,444)	3,154
Income tax expense	640	(1,700)
(Loss)/Profit for the period	(804)	1,454

Attributable to:
Equity holders of the parent	1,116	576
Non-controlling interests	(1,920)	878
	(804)	1,454

Basic and diluted profit per share	$0.05	$0.03
Basic and diluted weighted average common shares outstanding	20,616,227	19,819,561

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Non-Audited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended September 30,
	2023	2022
	US$'000	US$'000
(Loss)/Profit for the period	(804)	1,454
Other comprehensive income/(loss)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	(11,141)	(22,393)
	(11,141)	(22,393)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	446	(1,499)
Income tax effect	(89)	300
	357	(1,199)
Re-measuring losses on defined benefit plans	152	378
Income tax effect	(30)	(75)
	122	303

Other comprehensive loss for the year , net of tax	(10,662)	(23,289)
Total comprehensive loss for the period, net of tax	(11,466)	(21,835)
Attributable to:
Equity holders of the parent	(6,542)	(15,522)
Non-controlling interests	(4,924)	(6,313)
	(11,466)	(21,835)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of September 30, 2023 (Non-audited)	As of December 31, 2022 (Audited)
	US$'000	US$'000
Assets
Current assets
Cash and cash equivalents	38,523	54,017
Financial assets at fair value through profit or loss	775	39
Trade receivables	76,590	81,982
Other receivables	2,759	2,397
Contract assets	4,187	12,450
Due from related parties	7,893	11,018
Inventories	133,021	130,608
Prepayments	6,268	3,341
Other current assets	5,109	3,673
	275,125	299,525
Non-current assets
Financial assets at fair value through other comprehensive income	2,186	1,553
Property, plant and equipment	46,038	50,713
Right of use assets	2,872	3,432
Investment properties	4,811	5,250
Intangible assets	131	139
Investments in associates	755	805
Deferred tax assets	7,689	7,143
Other non-current assets	3,039	2,459
	67,521	71,494
Total assets	342,646	371,019

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of September 30, 2023 (Non-audited)	As of December 31, 2022 (Audited)
	US$'000	US$'000
Liabilities
Current liabilities
Interest-bearing loans and borrowings	57,115	45,576
Trade and other payables	41,399	39,891
Due to related parties	10,603	16,613
Financial liabilities at fair value through profit or loss	19	6
Accruals	8,427	21,218
Current tax liabilities	978	2,432
Employee benefit liabilities	2,189	1,947
Financial lease liabilities	608	627
Other current liabilities	5,939	5,289
	127,277	133,599

Non-current liabilities
Interest-bearing loans and borrowings	2,849	12,155
Employee benefit liabilities	7,310	7,693
Lease liabilities	1,498	1,947
Deferred tax liabilities	4,036	4,197
	15,693	25,992
Total liabilities	142,970	159,591

Equity
Issued capital	206	206
Additional paid-in capital	118,103	118,103
Treasury shares	(38)	(38)
Retained earnings	55,180	54,064
Other components of equity	(28,398)	(20,740)
Equity attributable to equity holders of the parent	145,053	151,595
Non-controlling interests	54,623	59,833
Total equity	199,676	211,428
Total liabilities and equity	342,646	371,019

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Non-Audited)
(In thousands of US Dollars)

	For the nine months
	ended September 30,
	2023	2022
	US$'000	US$'000
Net cash (used in)/provided by operating activities	(13,982)	5,701
Net cash used in investing activities	(3,575)	(1,477)
Net cash provided by financing activities	5,097	6,512
Effect of exchange rate	(3,034)	(5,726)
Net (decrease)/increase in cash and cash equivalents	(15,494)	5,010
Cash and cash equivalents at beginning of period	54,017	42,512
Cash and cash equivalents at end of period	38,523	47,522